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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd.
(No. and Street)

La Vista	NE	68128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Vaughan — (402)399-9111, ext 3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
AMANDA M. STRICKLETT
My Comm. Exp. October 11, 2019

Notary Public

Signature

Senior Vice President, CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AMERICA, INC.

(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services, Inc.)

FINANCIAL STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016
(with supplementary information)

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Securities America, Inc.
La Vista, Nebraska

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities America, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2017

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 18,435,033
Securities owned, at fair value	177,061
Due from clearing brokers, net	5,545,548
Commissions receivable	15,328,829
Agents balances and other receivables, net of allowance of $520,000	4,929,652
Notes receivable - agents, net of allowance of $153,000	1,378,826
Due from affiliates	3,481,603
Intangible assets, net	9,053,836
Deferred tax asset	3,870,068
Goodwill	32,600,074
Prepaid expenses and other assets	3,261,044
	$ 98,061,574
LIABILITIES	
Commissions payable	$ 20,279,341
Securities sold, not yet purchased, at fair value	268,236
Accrued compensation	4,177,245
Accrued expenses and other liabilities	4,328,923
Deferred income	788,850
Contingent consideration payable, at fair value	3,279,227
	33,121,822
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	116,534,593
Accumulated deficit	(51,594,941)
	64,939,752
	$ 98,061,574

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly owned by Ladenburg Thalmann Financial Services Inc. ("LTS"). LTS is a public company whose stock trades on the NYSE MKT under the symbol LTS. Securities America Advisors, Inc. ("SAA") and Brecek & Young Advisors, Inc. ("BYA") are registered investment advisory firms, wholly owned by SAFC. On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise").

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor brokers and insurance agents.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC ("the clearing brokers").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2016 consists of money market funds which are carried at fair value of $16,642,561.

[3] Financial instruments:

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. See Note J.

[4] Securities transactions:

Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at fair value.

[5] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted estimated future cash flows.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Intangible assets: (continued)

If such cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6] Goodwill:

Goodwill primarily arose in connection with the acquisition of the Company by Ameriprise's former parent in a prior year. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment, the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on December 31, 2016 based on a quantitative assessment did not indicate any impairment of goodwill.

[7] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE C - ACQUISITIONS

On September 23, 2016 (the "Closing Date"), SAFC acquired certain assets of Wall Street Financial Group ("WSFG") related to their brokerage and advisory business that was deemed a business acquisition. The purchase price consisted of an initial cash payment made by the Company on behalf of SAFC of $1,191,839. SAFC will be required to make an additional cash payment to WSFG currently estimated at $1,298,000, due on the 187th day following the Closing Date, based on the Base Gross Dealer Commissions ("GDC") as defined in the purchase agreement generated by certain registered representatives and investment advisor representatives of WSFG, who are affiliated with SAFC or its affiliates as of the Closing Date. In addition, SAFC will be required to pay, during the three year period following the Closing Date, payments based on GDC generated by such registered representatives and investment advisor representatives, which is estimated to have a fair value of $979,000. Concurrent with the acquisition, SAFC transferred the portion of the acquired assets that relate to the broker dealer to the Company's business for the following consideration:

NOTE C - ACQUISITIONS (CONTINUED)

Initial cash payment	$ 715,103
Contingent consideration payable, at fair value	1,365,697
Total	$ 2,080,800

The following table summarizes the aggregate estimates of the fair values of assets acquired in the acquisition:

Identifiable intangible assets (a)	$1,842,000
Goodwill	238,800
Total estimated purchase price	$2,080,800

(a) Identifiable intangible assets as of the acquisition date consist of:

		Estimated Life In Years
Relationships with independent contractor financial advisors	$ 1,806,000	7.0
Non-compete agreement	36,000	3.0
Total identifiable intangible assets	$ 1,842,000	

On December 9, 2016 (the "Closing Date"), SAFC acquired certain assets of Foothill Securities, Inc. ("Foothill") related to their brokerage and advisory business that was deemed to be a business acquisition. The Foothill purchase price consisted of an initial cash payment made the Company on behalf of by SAFC of $2,904,841. SAFC will be required to make an additional cash payment to Foothill, currently estimated at $2,666,158, due 187th day following the Closing Date, based on the Base Gross Dealer Commissions ("GDC") as defined in the purchase agreement generated by certain registered representatives and investment advisor representatives of Foothill who are affiliated with SAFC or its affiliates as of the Closing Date. Concurrent with the acquisition, SAFC transferred the portion of the acquired assets that relate to the broker dealer to the Company's business for the following consideration:

Initial cash payment	$1,452,421
Contingent consideration payable, at fair value	1,333,079
Total	$2,785,500

The following table summarizes the aggregate estimates of the fair values of assets acquired in the acquisition:

Identifiable intangible assets (b)	$2,320,000
Goodwill	465,500
Total estimated purchase price	$2,785,500

(b) Identifiable intangible assets as of the acquisition date consist of:

		Estimated Life In Years
Relationships with independent contractor financial advisors	$2,157,000	9.0
Non-compete agreement	163,000	3.0
Total identifiable intangible assets	$ 2,320,000	

NOTE C - ACQUISITIONS (CONTINUED)

The contingent consideration liability in the above acquisitions was valued using a Monte Carlo simulation based option pricing model. The fair value measurements of the earn outs are based on unobservable inputs (Level 3) and reflect the Company's own assumptions.

Results of operations relating to the acquired assets of WSFG and Foothill are included in the accompanying statement of operations from the respective dates of acquisition and were not material. In addition, based on materiality, pro forma results were not presented.

NOTE D - NOTES RECEIVABLE - AGENTS

From time to time, the Company may make loans to its independent contractor financial advisors, primarily to newly recruited advisors to assist in the transition process. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging from 0% to 6.5%) to the Company's advisors. These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2024. The Company also provides an allowance for doubtful accounts on its receivables from advisors based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed probable.

NOTE E - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The Company has an expense sharing arrangement with SAA and is allocated overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliates of the Company as of December 31, 2016, are as follows:

	2016
SAFC	$ 3,478,480
BYA	3,123
Total due from affiliates	$ 3,481,603

NOTE F - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. Taxes currently payable by the Company on a separate basis will be paid to LTS.

NOTE F – INCOME TAXES (CONTINUED)

Deferred tax amounts are comprised of the following at December 31, 2016:

Deferred tax assets:		
Allowances for receivables	$	261,876
Accrued liabilities		2,288,044
Securities		161,524
Intangible assets		328,131
Stock based compensation		1,927,285
State net operating loss carry-forwards		114,890
Federal benefit of unrecognized tax benefits		39,500
		5,121,250
Valuation allowance		(54,859)
Total deferred tax assets		5,066,391
Deferred tax liability:		
Goodwill		(1,196,323)
Net deferred tax asset	$	3,870,068

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. At December 31, 2016, the valuation allowance amounted to $54,859 related to state net operating loss carry-forwards.

At December 31, 2016, the Company had state net operating loss carry-forwards of $2,945,500, which expire through 2031.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. At December 31, 2016, the Company had unrecognized state tax benefits of $132,126, including interest and penalties of $16,509 and $19,270, respectively.

Prior to being acquired by LTS, the Company was included in consolidated federal and state income tax returns filed by Ameriprise. Accordingly, the Company jointly, with other members of the consolidated group, and severally is liable for any additional taxes that may be assessed against the group. In connection with the acquisition, Amerprise has agreed to indemnify LTS for any income tax assessments imposed on any members of Ameriprise's consolidated group other than SAFC and its subsidiaries. Ameriprise has disclosed that in 2016 the IRS completed auditing its U.S. Income Tax Returns for 2008 through 2011. However, the years remain open because of certain un-agreed upon issues. Ameriprise or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2011 and remain open for all years after 2011.

NOTE G - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2016 consist of:

		December 31, 2016		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brokerage relationships	7-15	$11,616,027	$ 3,018,402	$ 8,597,625
Non-compete covenants	3-5	1,433,000	976,789	456,211
		$13,049,027	$ 3,995,191	$ 9,053,836

NOTE H - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2016, the Company had net capital of $5,191,673 which was $4,941,673 in excess of the required net capital of $250,000. The Company claims an exemption from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customers transactions through its primary correspondent brokers on a fully disclosed basis.

NOTE I - COMMITMENTS AND CONTINGENCIES

In September 2015, Securities America was named as a defendant in lawsuits brought by the bankruptcy trustee of a broker-dealer (U.S. Bankruptcy Court for the District of Minnesota) and a punitive class action by the shareholders of that broker-dealer (U.S. District Court for the District of Minnesota). The lawsuits allege that certain of the debtor broker-dealer's assets were transferred to Securities America in June 2015 for inadequate consideration. In October 2016, a settlement was reached with the bankruptcy trustee resolving those claims; the amount paid in connection with the settlement was not material. The remaining complaint seeks an unspecified amount of compensatory damages, and other relief. The Company believes the claims are without merit and intends to vigorously defend against them.

Commencing in October 2013, certain states have requested that Securities America provide information concerning the suitability of purchases of non-traded REIT securities by their residents. Securities America has complied with the requests. In March and October 2016, Securities America received a notice from two such states concerning sales of non-traded REIT securities to its residents. The Company does not believe that any action is warranted in connection with such state notices and believes that no material outcome would result if an action were commenced.

In the ordinary course of business, in addition to the above disclosed matters, the Company is a defendant in legal, regulatory and arbitration proceedings and may be subject to unasserted claims, litigations and arbitrations primarily in connection with its activities as a securities broker-dealer. Such claims, litigations and arbitrations may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided an accrual. Upon final resolution, amounts payable may differ materially from amounts accrued. As of December 31, 2016, the Company believes current accruals amounting to $1,029,000 are adequate and no further accruals are required.

NOTE J - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques, such as the present value of cash flows.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market investments	$ 16,642,561			$ 16,642,561
Mutual fund investments	140,896			140,896
Debt/fixed income	-	$ 36,165	-	36,165
Total assets at fair value	$ 16,783,457	$ 36,165	-	$ 16,819,622
Liabilities:				
Contingent consideration payable			$ 3,279,227	$ 3,279,227
Securities sold, not yet purchased	$ 259,721	$ 8,515		268,236
Total liabilities at fair value	$ 259,721	$ 8,515	$ 3,279,227	$ 3,547,463

NOTE J - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$1,792,472	$1,792,472			$ 1,792,472
Due from clearing brokers, net	5,545,548		$5,545,548		5,545,548
Commissions receivable	15,328,829		15,328,829		15,328,829
Agents balances and other	4,929,652		4,929,652		4,929,652
Notes receivable	1,378,826		1,378,826		1,378,826
Due from affiliates	3,481,603	-	3,481,603	-	3,481,603
TOTALS	**$ 32,456,930**	**$1,792,472**	**$30,664,458**	**-**	**$32,456,930**
Liabilities					
Commissions payable	$ 20,279,341		$ 20,279,341		$20,279,341
Accrued compensation	4,177,245		4,177,245		4,177,245
Accrued expenses and other liabilities	4,328,923	-	4,328,923	-	4,328,923
TOTALS	**$ 28,785,509**	**-**	**$ 28,785,509**	**-**	**$ 28,785,509**

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. Commissions receivable are due from a large number of mutual funds and insurance companies. These receivables are uncollateralized.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2016, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.